

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Mark Kociancic
Chief Financial Officer
Everest Re Group, Ltd.
Seon Place - 4th Floor
141 Front Street
PO Box HM 845
Hamilton HM 19, Bermuda

> **Re: Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-15731**

Dear Mark Kociancic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 24, 2023

General

1. We note that you provided more expansive disclosure in your 2021 Corporate Social Responsibility Report and 2022 Corporate Responsibility Report Supplemental Disclosures (together, the "CSR Reports") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR Reports.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41</u>

2.  To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

    • decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    • increased demand for products or services that result in lower emissions than competing products;
    • increased competition to develop innovative new products that result in lower emissions;
    • increased demand for generation and transmission of energy from alternative energy sources; and
    • any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3.  We note disclosure in your Form 10-K that climate change may increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact your risk modeling assumptions.  We further note disclosure in your Proxy Statement filed April 14, 2023, that insured losses due to extreme weather events are increasing over time, and as climate change worsens, these losses will continue to grow.  Please discuss the physical effects of climate change on your operations and results.  This disclosure may include the following:

    • severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
    • quantification of material weather-related damages to your property or operations;
    • potential for indirect weather-related impacts that have affected or may affect your major customers or insured locations; and
    • any weather-related impacts on the cost or availability of (re)insurance.

    Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

4.  Your CSR Reports reference a five-year purchase agreement for certified carbon offsets and voluntary purchases of carbon offset credits.  If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.  Include quantitative information for each of the periods covered by your Form 10-K and for future periods in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance